UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*





                            Nu Skin Enterprises, Inc.
                                (Name of Issuer)


                              Class A Common Stock
                         (Title of Class of Securities)


                                   67018T-10-5
                                 (CUSIP Number)


                                December 31, 2000
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

           [ ]    Rule13d-1(b)
           [ ]    Rule 13d-1(c)
           [X]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                         SCHEDULE 13G (AMENDMENT NO. 4)
                              CUSIP NO. 67018T-10-5


1.      NAMES OF REPORTING PERSONS)
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITY ONLY).
                                  Kirk V. Roney

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  [ ]
        (SEE INSTRUCTIONS)                                       (b)  [ ]

3.      SEC. USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION
                     Kirk V. Roney: United States of America


    NUMBER OF        5.    SOLE VOTING POWER
     SHARES                     Kirk V. Roney: 1,027,337 ** SEE ITEM 4
  BENEFICIALLY
    OWNED BY         6.    SHARED VOTING POWER
      EACH                      Kirk V. Roney: 1,049,315 ** SEE ITEM 4
   REPORTING
  PERSON WITH        7.    SOLE DISPOSITIVE POWER
                                Kirk V. Roney: 1,027,337 **SEE ITEM 4

                     8.    SHARED DISPOSITIVE POWER
                                Kirk V. Roney: 1,049,315 **SEE ITEM 4

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      Kirk V. Roney: 2,076,652 **SEE ITEM 4

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES (SEE INSTRUCTIONS)                            [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                        Kirk V. Roney: 6.2% **SEE ITEM 4

12.     TYPE OF REPORTING PERSONS) (SEE INSTRUCTIONS)
                                Kirk V. Roney: IN

                         SCHEDULE 13G (AMENDMENT NO. 4)
                              CUSIP NO. 67018T-10-5


1.      NAMES OF REPORTING PERSONS)
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITY ONLY).
                                Melanie K. Roney

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  [ ]
        (SEE INSTRUCTIONS)                                         (b)  [ ]

3.      SEC. USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION
                   Melanie K. Roney: United States of America

   NUMBER OF       5.    SOLE VOTING POWER
    SHARES                      Melanie K. Roney: 1,049,315 ** SEE ITEM 4
 BENEFICIALLY
   OWNED BY        6.    SHARED VOTING POWER
     EACH                       Melanie K. Roney: -0- ** SEE ITEM 4
  REPORTING
 PERSON WITH       7.    SOLE DISPOSITIVE POWER
                                Melanie K. Roney: 1,049,315 **SEE ITEM 4

                   8.    SHARED DISPOSITIVE POWER
                                Melanie K. Roney: -0- **SEE ITEM 4

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    Melanie K. Roney: 1,049,315 **SEE ITEM 4

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES (SEE INSTRUCTIONS)                           [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                       Melanie K. Roney: 3.2% **SEE ITEM 4

12.     TYPE OF REPORTING PERSONS) (SEE INSTRUCTIONS)
                              Melanie K. Roney: IN

                         SCHEDULE 13G (AMENDMENT NO. 4)
                              CUSIP NO. 67018T-10-5


Item 1  (a)      Name of Issuer

               The  name  of  the  issuer  is Nu  Skin  Enterprises,  Inc.  (the
               "Issuer").

        (b)      Address of Issuer's Principal Executive Offices

               The address of the Issuer's principal executive office is 75 West Center Street, Provo, Utah 84601.


Item 2  (a)      Name of Person Filing

               This report is being filed by Kirk V. Roney and Melanie K. Roney (referred to individually by name and referred to collectively as the "Reporting Persons").

        (b)       Address of Principal Business Office or, if none, Residence

               The address of the Reporting Persons' principal business office is 75 West Center Street, Provo, Utah 84601.

        (c)      Citizenship

               The Reporting Persons are both citizens of the United States of America.

        (d)      Title of Class of Securities

               This report covers the Issuer's Class A Common Stock, par value $.001 per share (the "Class A Common Stock").

        (e)      CUSIP Number

               The CUSIP number of the Class A Common Stock is 67018T-10-5.


Item 3  Not applicable.


Item 4  Ownership.

          Kirk V. Roney:

          (a) Kirk V. Roney beneficially owns or may be deemed to beneficially own 2,076,652 shares of Class A Common Stock as follows: 151,330 shares of Class A Common Stock, and 1,925,322 shares of the Issuer's Class B Common Stock, par value $.001 per share (the "Class B Common Stock"), which is convertible on a one-for-one basis into Class A Common Stock at any time at the option of the holder. The filing of the above statement shall not be construed as an admission

                         SCHEDULE 13G (AMENDMENT NO. 4)
                              CUSIP NO. 67018T-10-5

               that Kirk V. Roney is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of the following shares which were included in the 2,076,652 shares of Common Stock referenced above: 86,654 shares of Class A Common Stock and 962,661 shares of Class B Common Stock held by his wife, Melanie K. Roney.

          (b) Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock and each share of Class B Common Stock is automatically converted into one share of Class A Common Stock upon the transfer of such share of Class B Common Stock to any person who is not a Permitted Transferee as defined in the Amended and Restated Certificate of Incorporation of the Issuer. Assuming conversion of all outstanding 1,925,322 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by him, Kirk V. Roney would beneficially own or may be deemed to beneficially own 2,076,652 shares of Class A Common Stock which would constitute 6.2% of the number of shares of the then outstanding Class A Common Stock.

               Each  share of Class A Common  Stock  entitles  the holder to one vote on each matter submitted to a vote of the Issuer's Stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors. Assuming conversion of all outstanding 1,925,322 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Kirk V. Roney, he would beneficially own or may be deemed to beneficially own 2,076,652 shares of Class A Common Stock which would constitute 0.4% of the aggregate voting power of the Issuer.

               Assuming no conversion of the outstanding 1,925,322 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Kirk V. Roney, he would beneficially own or may be deemed to beneficially own 151,330 shares of Class A Common Stock and 1,925,322 shares of Class B Common Stock which would constitute 3.4% of the aggregate voting power of the Issuer and 2.4% of the total combined number of shares of Class A Common Stock and Class B Common Stock then outstanding.

          (c) (i) Assuming conversion of all outstanding 962,661 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Kirk V. Roney, with respect to which he has sole power to vote or direct the vote, Kirk V. Roney would have sole power to vote or direct the vote of 1,027,337 shares of Class A Common Stock held directly.

               (ii) Assuming conversion of all outstanding 962,661 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Kirk V. Roney, with respect to which he has shared power to vote or direct the vote, Kirk V. Roney would have shared power to vote or direct the vote of 1,049,315 shares of Class A Common Stock held directly by his wife, Melanie K. Roney.

                         SCHEDULE 13G (AMENDMENT NO. 4)
                              CUSIP NO. 67018T-10-5


               (iii) Assuming conversion of all outstanding 962,661 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Kirk V. Roney, with respect to which he has sole power to dispose or direct the disposition, Kirk V. Roney would have sole power to dispose or direct the disposition of 1,027,337 shares of Class A Common Stock held directly.

               (iv) Assuming conversion of all outstanding 962,661 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Kirk V. Roney, with respect to which he has shared power to dispose or direct the disposition, Kirk V. Roney would have shared power to dispose or direct the disposition of 1,049,315 shares of Class A Common Stock held directly by his wife, Melanie K. Roney.

  Melanie K. Roney:

     (a) Melanie K. Roney beneficially owns or may be deemed to beneficially own 1,049,315 shares of Class A Common Stock as follows: 86,654 shares of Class A Common Stock, and 962,661 shares of the Issuer's Class B Common Stock, which is convertible on a one-for-one basis into Class A Common Stock at any time at the option of the holder.

     (b) Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock and each share of Class B Common Stock is automatically converted into one share of Class A Common Stock upon the transfer of such share of Class B Common Stock to any person who is not a Permitted Transferee as defined in the Amended and Restated Certificate of Incorporation of the Issuer. Assuming conversion of all outstanding 962,661 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by her, Melanie K. Roney would beneficially own or may be deemed to beneficially own 1,049,315 shares of Class A Common Stock which would constitute 3.2% of the number of shares of the then outstanding Class A Common Stock.

          Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer's Stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors. Assuming conversion of all outstanding 962,661 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Melanie K. Roney, she would beneficially own or may be deemed to beneficially own 1,049,315 shares of Class A Common Stock which would constitute 0.2% of the aggregate voting power of the Issuer.

          Assuming no conversion of the outstanding 962,661 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Melanie K. Roney, she would beneficially own or may be deemed to beneficially own 86,654 shares of Class A Common Stock and 962,661 shares of Class B Common Stock which would constitute 1.7% of the aggregate voting power of the

                         SCHEDULE 13G (AMENDMENT NO. 4)
                              CUSIP NO. 67018T-10-5


          Issuer and 1.2% of the total combined number of shares of Class A Common Stock and Class B Common Stock then outstanding.

     (c) (i) Assuming conversion of all outstanding 962,661 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Melanie K. Roney, with respect to which she has sole power to vote or direct the vote, Melanie K. Roney would have sole power to vote or direct the vote of 1,049,315 shares of Class A Common Stock held directly.

          (ii) Not applicable.

          (iii) Assuming conversion of all outstanding 962,661 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Melanie K. Roney, with respect to which she has sole power to dispose or direct the disposition, Melanie K. Roney would have sole power to dispose or direct the disposition of the 1,049,315 shares of Class A Common Stock held directly.

          (iv) Not applicable.


Item 5  Ownership of Five Percent or Less of a Class

          Not applicable.


Item 6  Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable.


Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

          Not applicable.

Item 8  Identification and Classification of Members of the Group

          Not applicable.

Item 9  Notice of Dissolution of Group

          Not applicable.

                         SCHEDULE 13G (AMENDMENT NO. 4)
                              CUSIP NO. 67018T-10-5

Item 10           Certification

                  Not applicable.

The undersigned by signing below hereby confirm this joint filing is made on behalf of each of them.

                         SCHEDULE 13G (AMENDMENT NO. 4)
                              CUSIP NO. 67018T-10-5




                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                              /s/ Kirk V. Roney
                              By:     Kirk V. Roney
                              Dated:  February 13, 2001


                              /s/ Melanie K. Roney
                              By:     Melanie K. Roney
                              Dated:  February 13, 2001